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[LETTERHEAD OF VENABLE LLP]

_______ __, 2013

Owens Mortgage Investment Fund
2221 Olympic Boulevard
Walnut Creek, California 94595

Owens Realty Mortgage, Inc.
2221 Olympic Boulevard
Walnut Creek, California 94595

Re: Owens Realty Mortgage, Inc. SEC Form S-4 Registration Statement, Exhibit 8.1 Tax  Opinion

Ladies and Gentlemen:

We have acted as special tax counsel to Owens Mortgage Investment Fund, a California limited partnership (“OMIF”), in connection with the proposed merger (the “Merger”) of OMIF with and into Owens Realty Mortgage, Inc., a Maryland corporation (“Company”), with Company surviving, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), between OMIF and Company. This opinion is being furnished in connection with the proxy statement/prospectus (the “Proxy Statement/Prospectus”) with respect to the Merger which is included in the Registration Statement on Form S-4 (File No. 333-184392) of Company (the “Registration Statement”) initially filed on or about October 11, 2012 with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). Unless otherwise indicated, each capitalized term used herein and not otherwise defined has the meaning ascribed to it (or defined by cross-reference) in the officers’ certificate dated as of [____________________], 201[__] (the “Certificate”) provided to us by OMIF and the Company for use in preparing our opinion.

In rendering our opinion set forth below, we have examined and relied upon the accuracy and completeness (which we have neither investigated nor verified) of the facts, information, covenants, representations and warranties contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, including the exhibits thereto, the Proxy Statement/Prospectus and such other documents and corporate records as we have deemed necessary or appropriate as a basis for our opinion.

In rendering our opinion set forth below, we have assumed that (i) the Merger will be consummated in accordance with the terms of the Merger Agreement and as described in the Proxy Statement/Prospectus and that none of the terms or conditions contained therein will have been waived or modified in any respect prior to the Effective Time; (ii) the Proxy Statement/Prospectus and the Merger Agreement reflect all the material facts relating to the Merger, OMIF and Company; and (iii) any statements made in any of the documents referred to herein “to the knowledge of” or similarly qualified are true, complete and correct and will continue to be true, complete and correct at all times up to and including the Effective Time, in each case without such qualification. Our opinion is conditioned upon, among other things (x) the initial and continuing accuracy and completeness of the facts, information, covenants,

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representations and warranties made by OMIF and Company (including, without limitation, those set forth in the Merger Agreement and the Proxy Statement/Prospectus) and (y) the truth and accuracy of the representations made in the Certificate. Any material change or inaccuracy in the facts referred to, set forth or assumed herein, in the Merger Agreement or the Proxy Statement/Prospectus (giving effect to all events occurring subsequent to the Effective Time) may affect the conclusions stated herein.

We have also assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents.

In addition, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder (the “Regulations”), pertinent judicial authorities, rulings of the Internal Revenue Service (the “IRS”) and such other authorities as we have considered relevant, in each case, in effect on the date hereof. It should be noted that the Code, the Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. Additionally, our opinion is not binding on the IRS or a court and, accordingly, the IRS may assert a position contrary to our opinion and a court may agree with the IRS’s position. A material change in any of the authorities upon which our opinion is based could affect our conclusions stated herein.

No opinion is expressed as to any transaction other than the Merger as described in the Merger Agreement, or to any transaction whatsoever, including the Merger, if, to the extent relevant to our opinion, either all the transactions described in the Merger Agreement are not consummated in accordance with the terms of the Merger Agreement and without waiver or breach of any provisions thereof or all of the representations, warranties, statements and assumptions upon which we have relied are not true and accurate at all relevant times. In the event any one of the representations, warranties or assumptions upon which we rely to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

Based upon and subject to the foregoing and the next two paragraphs below, and subject to the qualifications and limitations stated in the Registration Statement, we are of the opinion as of the date hereof that: (a) the Merger will qualify as a transaction described in Section 351 of the Code, (b) the Company’s organization and proposed method of operation, as described in the Registration Statement, will enable it to meet the requirements for qualification and taxation as a real estate investment trust within the meaning of Section 856 of the Code (a “REIT”) for U.S. federal income tax purposes for the taxable year 2013 and thereafter and (c) the discussion in the Proxy Statement/Prospectus under the caption “Material United States Federal Income Tax Consequences,” insofar as it relates to matters of United States federal income tax law, is accurate in all material respects.

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Except as expressly set forth above, we express no other opinion regarding the tax consequences of the Merger. This opinion is rendered only to you and the partners of OMIF as of the date hereof, and is for your use in connection with the filing of the Registration Statement upon the understanding that we are not hereby assuming professional responsibility to any other person whatsoever. This opinion may not be relied upon by you (or the partners of OMIF) for any other purpose or relied upon by any other person, firm or corporation, for any purpose, without our prior written consent in each instance. We hereby consent to the use of our name under the captions “Material United States Federal Income Tax Consequences” and “Legal Matters” in the Proxy Statement/Prospectus and to the filing of this opinion as an Exhibit to the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

The opinion expressed herein is as of the date hereof, and because this opinion is delivered prior to the Effective Time of the Merger, it must be considered prospective and dependent on future events. There can be no assurance that changes in the law will not take place that could affect the U.S. federal income tax consequences of the Merger or Company’s qualification as a REIT. In particular, the qualification and taxation of Company as a REIT for U.S. federal income tax purposes depend upon Company’s ability to meet on a continuing basis certain distribution levels, diversity of stock ownership, and the various qualification tests imposed by the Code. We do not undertake to monitor whether Company actually will satisfy the various REIT qualification tests. To the extent that the facts differ from those represented to or assumed by us herein, our opinion should not be relied upon. We express no opinion as to the laws of any jurisdiction other than the federal income tax law of the U.S. to the extent specifically referred to herein.

We disclaim any undertaking to advise you of changes of facts stated or assumed herein or any subsequent changes in applicable law.

Very truly yours,

/s/ Venable LLP

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